China Resources & Consulting, Inc.

1237 East Shadow Gate Circle

Sandy, UT 84094

November 22, 2011

Re:

China Resources & Consulting, Inc.

Registration Statement on Form S-1

(Registration No. 333-156901)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933. China Resources & Consulting, Inc. (the Company) hereby applies to withdraw its registration statement as amended to date on Form S-1, File No.: 333-156901, which was initially filed on January 23, 2009 (the “Registration Statement”).

The reasons for the withdrawal of the Registration Statement are as follows: Management of the Company has determined that it is not in the Company’s best interest to go forward with its Registration Statement which registration process has been virtually dormant since May 7, 2009.

Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments, please contact our Company counsel, Gary B. Wolff at 212-644-6446.

Very truly yours,

China Resources & Consulting, Inc.

By: /s/ Ronald T. Jones

Ronald T. Jones

President & CEO